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                                                                    Exhibit 99.1
F O R  I M M E D I A T E   R E L E A S E


                                                                   JULY 10, 2000
                                                   FOR MORE INFORMATION CONTACT:
                                                  MIKE CRABTREE - (419) 247-2800
                                                     ERIN IBELE - (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                               TWO KEY PROMOTIONS

Toledo, Ohio, July 10, 2000 - HEALTH CARE REIT, INC. (NYSE/HCN) today announced the promotions of Ray Braun to Executive Vice President and Mike Crabtree to Treasurer.

Braun, age 42, has been an officer of the company since 1993, serving as the company's Chief Operating Officer since 1997. He has successfully managed the company's investment program and been instrumental in developing the company's state-of-the-art origination, underwriting and portfolio monitoring capabilities. Braun was a partner with the law firm of Shumaker, Loop & Kendrick, Toledo, Ohio, before joining Health Care REIT in 1993. With the promotion, Braun will devote more of his time and energies to the company's capital market's activities, serving in the additional capacity of Chief Financial Officer.

Crabtree, age 43, assumes the additional role of Treasurer after serving as Controller for the past four years. He spearheaded the modernization of the company's accounting and financial systems and has worked with other members of the management team in integrating the financial, accounting and investment functions and processes. Prior to joining Health Care REIT, Crabtree served as Chief Financial Officer for Westhaven Services Co., a provider of pharmaceutical services to nursing homes.

As CFO, Braun replaces Ed Lange who has resigned to pursue other interests.

"Ed Lange has been an excellent CFO, contributing significantly to the growth and financial strength of our company," said George L. Chapman, Health Care REIT's Chief Executive Officer. "He has worked effectively with our management team developing our strategic plan and creating the infrastructure and systems to professionally manage every aspect of our business. While his talents will be missed, I am gratified to have Ray Braun, Mike Crabtree and the remainder of the management team to pick up where Ed left off."


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Chapman cited Braun's success in managing the investment program as well as his active involvement in the execution of the company's capital plan as key reasons behind the promotion. "Ray has proven to be a true leader in both the operational and financial sides of the business," he added. "Mike Crabtree's appointment to the additional role of Treasurer will further strengthen our core competencies in the finance area and will assist Ray in executing our strategic and capital initiatives."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At March 31, 2000, the company had investments in 235 health care facilities in 33 states and had total assets of approximately $1.3 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

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